UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Board Change Disclosure

This current report on Form 6-k was submitted in connection with the resignation of Mr. David Cui as a director of 9F Inc. (the “Company”), and the changes of the composition of the three committees of the board of directors of the Company (the “Board”).

Due to personal reasons, Mr. David Cui has resigned as a director of the Company, effective from October 2, 2020.  Upon Mr. Cui’s resignation, the Board has adjusted its committee composition as follows:

•                  the audit committee consists of Dr. Haitian Lu as the chairman and Mr. Fangxiong Gong as a member;

•                  the nominating and corporate governance committee consists of Mr. Fangxiong Gong as the chairman and Dr. Haitian Lu as a member; and

•                  the compensation committee consists of Dr. Haitian Lu as the chairman and Mr. Fangxiong Gong as a member.

The Company has decided to rely on the home country practice with respect to its board and board committee composition, as permitted under applicable Nasdaq rules.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Sun
	Name:	Lei Sun
	Title:	Chairman of the Board of Directors

Date: October 2, 2020

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